PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272 USA

September 5, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cecilia Blye, Chief

Re:    PPG Industries, Inc.
10-K for Fiscal Year Ended December 31, 2017
Filed February 15, 2018 and amended June 28, 2018
File No. 1-01687

Dear Ms. Blye:

We acknowledge receipt of your comment letter dated August 30, 2018 with respect to the above referenced filings (the “Comment Letter”).

Pursuant to a telephone call with Mr. Daniel Leslie, today, September 5, 2018, PPG Industries, Inc. (the “Company”) respectfully requests an extension of an additional ten business days to respond to the Comment Letter in order to permit sufficient time for an internal review of our response at the appropriate levels of the Company. We hereby submit such request in writing and confirm that the Company will respond to the comments of the Staff set forth in the Comment Letter on or before September 28, 2018, which is ten business days from the date by which a response was originally requested in the Comment Letter. Our understanding with Mr. Leslie is that the extension has been approved subject to the submission of the request in writing.

We appreciate the Staff's courtesy in extending our response due date. If you have any questions or comments regarding the foregoing, please feel free to contact me at 412-434-2471.

Sincerely,

/s/ Anne M. Foulkes
Anne M. Foulkes
Senior Vice President, General Counsel and Secretary
PPG Industries, Inc.